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Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY):	OFFICIAL USE ONLY

RECEIVED 2016 AUG -5 PM 2:42 SEC / TM

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☑ AMENDMENT



16019235

1. State the name of the applicant: ISE Gemini, LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box): 60 Broad Street, 26th Floor New York, NY 10004

SEC Mail Processing Section

3. Provide the applicant's mailing address (if different):

AUG 05 2016

Washington DC 412

4. Provide the applicant's business telephone and facsimile number:
   212 943-2400 (Telephone) 212-509-3955 (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Ronan Cahill (Name) Senior Legal and Regulatory Associate (Title) 212-897-8152 (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Michael Simon
   60 Broad Street
   New York, NY 10004
7. Provide the date applicant's fiscal year ends: December 31, 2016
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☑ Limited Liability Company ☐ Other (specify):

If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

(a) Date (MM/DD/YY): 05/30/2012 (b) State/Country of formation: Delaware

(c) Statute under which applicant was organized: Delaware LLC Act 6 Del C section 18-101

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 8/4/16 (MM/DD/YY) ISE Gemini, LLC (Name of applicant)

By: [signature] (Signature) Ronan Cahill Legal Associate (Printed Name and Title)

Subscribed and sworn before me this 4 day of August (Month), 2016 (Year) by [signature] (Notary Public)

My Commission expires 12/4/2018 County of New York State of New York

ELEONOR GNECCO
Notary Public - State of New York
NO. 01GN6082263
Qualified in New York County
My Commission Expires Dec 4, 2018

This page must always be completed in full with original, manual signature and notarization. Affix notary stamp or seal where applicable.



August 4, 2016

VIA FEDERAL EXPRESS

Jeanette Marshall
U.S. Securities and Exchange Commission
Division of Market Regulation
Office of Market Supervision
100 F Street NE
Mail Stop 6628
Washington, DC 20549

Re: ISE Gemini, LLC
SEC Rule 6a-2 and 6a-3 Materials

Dear Ms. Marshall:

Pursuant to Rule 6a-2(a) of the Securities Exchange Act of 1934, this is an update of the ISE Gemini, LLC's ("ISE Gemini" or "Exchange") Form 1.

In addition, pursuant to Rule 6a-3(a), within the last 10 days, ISE Gemini issued or has made available certain material to its members, participants or subscribers. The material can be found at the following locations on ISE Gemini's website:

Options

New Listings:
http://ise.com/newlistings
Delistings:
http://ise.com/delistings
Expiration Notices:
http://ise.com/expirationnotices
Series Additions/Deletions:
http://ise.com/serieslist
Market Information Circulars:
http://ise.com/mics

Index Options

Recent Index Changes:
http://ise.com/indexchanges
Index Settlement Values:
http://ise.com/indexsettlement

Legal & Regulatory

Regulatory Information Circulars:
http://www.ise.com/rics
Rules:
http://www.ise.com/rules

Marketing Material

Press Releases:

www.ise.com/press

Publications:

http://www.ise.com/publications

Corporate

Board Members:

http://www.ise.com/about-ise/board-of-directors/

Constitution:

http://www.ise.com/media/92473/Constitution-of-Topaz-Exchange-31-Jul-13-name-change-to-ISE-Gemini-.pdf

LLC Agreement:

http://www.ise.com/media/103279/Executed-Second-Amended-and-Restated-LLC-Agreement-18-Dec-2014-.pdf

Exchange Officers:

http://www.ise.com/about-ise/management-team/

Members

List of ISE Members

http://www.ise.com/options/membership/exchange-members/

Transactional Volume

Volume Report

http://www.ise.com/options/exchange-data/

If you have any questions on these materials, please do not hesitate to contact me at (212) 897-8152.

Sincerely,



Ronan Cahill
Senior Legal & Regulatory Associate